Exhibit 4.02

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023, the Federal Home Loan Bank of New York (“FHLBNY”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class B Stock, putable, par value $100 per share (the “Class B Stock”), which is registered under Section 12(g) of the Exchange Act.

Description of Class B Stock

The following description of our Class B Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Organization Certificate (the “Organization Certificate”), our Amended and Restated Bylaws (the “Bylaws”) and our Amended and Restated Capital Plan (the “Capital Plan”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.02 is a part. We encourage you to read our Organization Certificate, our Bylaws, our Capital Plan and the applicable provisions of the Federal Home Loan Bank Act, as amended (the “FHLBank Act”), the Federal Home Loan Bank System Modernization Act, which was enacted as Title VI of the Gramm-Leach-Bliley Act (the “GLB Act”) and related regulations of the Federal Housing Finance Agency (the “Finance Agency”) for additional information.

General

The Federal Home Loan Banks (“FHLBanks”), including FHLBNY, have a unique cooperative structure. To access FHLBNY’s products and services, a financial institution must be approved for membership and purchase capital stock in FHLBNY. The members’ stock requirement is based on the amount of mortgage- related assets on the member’s balance sheet and its use of FHLBNY advances (and certain other FHLBNY products), as prescribed by the FHLBank Act; this reflects the value of having ready access to FHLBNY as a reliable source of low-cost funds.

Under our Capital Plan, our Class B Stock consists of two sub-classes: membership stock and activity-based stock. The shares of Class B Stock offered to members are only issued at par value and do not trade in any market. Redemptions and repurchases of such stock by the FHLBNY, and any transfers of such stock, are also only made at par value.

Each FHLBNY member is required to maintain a certain minimum investment in Class B Stock of the FHLBNY. The minimum investment is determined by a membership requirement (the “Membership Stock Purchase Requirement”) and an activity-based requirement (the “Activity Stock Purchase Requirement”) (together, the “Minimum Stock Investment Requirement”). Each member is required to maintain a certain minimum investment in membership stock for as long as the institution remains a member of the FHLBNY. In addition, each member is required to purchase activity-based stock in proportion to the volume of certain transactions between the member and the FHLBNY. The FHLBNY may adjust these investment requirements from time to time within the limits established in the Capital Plan.

Voting Rights

Voting rights in regard to the election of directors are established by regulation. Specifically, holders of Class B Stock that are members of the FHLBNY as of the record date (i.e., December 31 of the year immediately preceding an election) are entitled to participate in the election process. Eligible shareholders may nominate representatives from members in their states to serve four-year terms on the Board of Directors of the FHLBNY. After the slate of nominees is finalized, each member is eligible to vote for each open Member Director seat in the state in which its principal place of business is located, as well as for each open districtwide Independent Director seat. Each member is entitled to cast one vote for each share of Class B Stock that the member was required to hold as of the record date; however, the number of votes that each member may cast for each open directorship cannot exceed the average number of shares of Class B Stock that were required to be held by all members located in that state on the record date.

Redemption Rights

From time to time, the FHLBNY may issue or repurchase Class B Stock to new members, current members, or former members or their successors in accordance with the Capital Plan, and as necessary to allow the FHLBNY to satisfy the minimum capital requirements established by the GLB Act. The Class B Stock issued or repurchased may be membership stock, activity-based stock, or both.

Under the GLB Act and related Finance Agency regulations, Class B Stock is in general subject to redemption upon the expiration of a five-year redemption period (the “Stock Redemption Period”). Only Class B Stock in excess of the Minimum Stock Investment Requirement of a member or former member (including successors) may be redeemed at the end of the Stock Redemption Period. (Further, the FHLBNY shall automatically repurchase excess activity-based stock from time to time and may repurchase excess membership stock in the FHLBNY’s sole discretion.) However, there is no guarantee that a member will be able to redeem its investment even at the end of a Stock Redemption Period. If the redemption of Class B Stock, or the repurchase of such stock by the FHLBNY, would cause the FHLBNY to fail to meet its minimum regulatory capital requirements, then such redemption or repurchase would be prohibited. Likewise, the FHLBNY would not honor a redemption request if such redemption would cause the member to fail to maintain its required Minimum Stock Investment Requirement.

The FHLBNY may also decide to suspend the redemption of Class B Stock if it reasonably believes that such redemptions would cause the FHLBNY to fail to meet its minimum regulatory capital requirements, would prevent the FHLBNY from maintaining adequate capital against a potential risk or would otherwise prevent the FHLBNY from operating in a safe and sound manner. In addition, approval from the Finance Agency for redemptions or repurchases would be required if the Finance Agency or the Board of Directors of the FHLBNY were to determine that the FHLBNY has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the capital of the FHLBNY. Under such circumstances, there can be no assurance that the Finance Agency would grant such approval or, if it did, upon what terms it might do so.

Accordingly, notwithstanding the expiration of the Stock Redemption Period, there are a variety of circumstances that would preclude the FHLBNY from redeeming or repurchasing the Class B Stock of a member. Since there is no public market for the Class B Stock and transfers of Class B Stock between members are generally prohibited under the Capital Plan, there can be no assurance that a member’s purchase of Class B Stock would not effectively become an illiquid investment in the FHLBNY.

Minimum Stock Investment Requirement for Members

Each member is required to maintain a certain minimum investment in the Class B Stock of the FHLBNY. This Minimum Stock Investment Requirement is comprised of a Membership Stock Purchase Requirement and an Activity-Based Stock Purchase Requirement. Stock held by a member in excess of its required investment is known as Excess Stock. A member may obtain Excess Stock by a variety of means, including reducing its Mortgage-related Assets, or by reducing its level of transactions with the FHLBNY.

Although the FHLBNY does not currently expect to do so, the FHLBNY may rely from time to time upon the Excess Stock of members — in addition to the amounts of stock members are required to own — in order to satisfy its Minimum Regulatory Capital Requirements. In such case, a member that owns Excess Stock in the FHLBNY would not be able to redeem such stock for cash — nor could the FHLBNY repurchase such stock — as long as the FHLBNY needs such Excess Stock to satisfy its Minimum Capital Regulatory Requirements. Under such circumstances, which may occur particularly in periods of growth in the FHLBNY’s assets that do not directly require matching stock investments by members, a member’s investment in Excess Stock effectively would become permanent capital in the FHLBNY and would remain so unless and until the FHLBNY were able to find another source of capital (which could occur, for example, through an increase in either the Membership Stock Purchase Requirement or the Activity-Based Stock Purchase Requirement applicable to members).

Moreover, if a member holds Excess Stock and if the FHLBNY is relying upon such Excess Stock in order to satisfy its Minimum Regulatory Capital Requirements, the member may be unable to utilize its Excess Stock to support new transactions with the FHLBNY but may be required by the FHLBNY to purchase additional Class B Stock to ensure that the FHLBNY remains adequately capitalized. Thus, under this scenario, a member’s Excess Stock position in the FHLBNY would increase with each new transaction it enters into with the FHLBNY.

Increases in the Minimum Amount of Class B Stock Required to be Purchased

Under the Capital Plan, the Board of Directors of the FHLBNY may increase the Minimum Stock Investment Requirement of members within certain ranges specified in the Capital Plan. The Minimum Stock Investment Requirement may also be increased pursuant to an amendment to the Capital Plan, which must be approved by the Finance Agency. The FHLBNY shall provide members with notice prior to the effective date of any increase in their Minimum Stock Investment Requirement. Under the Capital Plan, members are required to purchase additional stock in the FHLBNY as necessary to comply with such new requirements or, alternatively, may reduce the volume of their activity with the FHLBNY on or prior to the effective date of any increase in the Activity-Based Stock Requirement. To facilitate the purchase of additional stock to satisfy an increase in a Member’s Minimum Stock Investment Requirement, the FHLBNY may, pursuant to the terms of its Correspondent Services Agreement with the member, issue stock in the name of the member and correspondingly debit the member’s DDA Account at the FHLBNY.

Limitations on Payment of Dividends

Under the Bank Act and Finance Agency regulations, the FHLBanks may pay dividends on their stock only out of retained earnings or current net earnings. However, an FHLBank that is not in compliance with its Minimum Regulatory Capital Requirements may not pay dividends to members nor may an FHLBank pay dividends if, after doing so, it would fail to meet any of such minimum requirements.

Moreover, an FHLBank may not pay dividends to members if any principal and interest due on consolidated obligations issued through the Office of Finance has not been paid in full or, under certain circumstances, if the FHLBank becomes a noncomplying FHLBank under Finance Agency regulations as a result of its inability to comply with regulatory liquidity requirements or to satisfy its current obligations.

Capital Plan Amendments Subject to Finance Agency Approval

The Finance Agency must approve all amendments to the Capital Plan before they may become effective. However, such amendments to the Capital Plan are not subject to member consent or approval. While amendments must be consistent with the FHLB Act and Finance Agency regulations, it is possible that they would result in changes to the Capital Plan that could adversely affect the rights and obligations of members.

Vote on Voluntary Merger

In the event of a voluntary merger between FHLBNY and another FHLBank, applicable regulatory rules require that the merger agreement be ratified with a majority of votes cast in favor of ratification by the members of the FHLBNY.

Each member of FHLBNY that is entitled to participate in the voting will be able to vote the shares representing the member’s Minimum Stock Investment Requirement held by the member on the record date, subject to the limitation that no member may cast a number of votes that exceeds the average number of shares representing the Minimum Stock Investment Requirement of all members of the FHLBNY entitled to vote, calculated on a district-wide basis, as of the record date.